

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2016

Via E-mail

Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re: LRAD Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 1, 2016 by Iroquois Capital Management, LLC, Iroquois**
> **Master Fund Ltd., Joshua Silverman, Richard Abbe, American Capital**
> **Management, LLC, Talia Abbe Irrevocable Trust, Bennett Abbe**
> **Irrevocable Trust, Samantha Abbe Irrevocable Trust, The Merav Abbe**
> **Irrevocable Trust, Scott L. Anchin, and Daniel H. McCollum**
> **File No. 000-24248**

Dear Mr. Freedman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Schedule 14A

1. The form of proxy states that Iroquois Capital intends to use the proxy authority to vote for certain director candidates that have been nominated for election by LRAD Corp. Given that four directors will be elected at the annual meeting, and Iroquois Capital is proposing two nominees, it does not appear as though Iroquois Capital's candidates, if elected, would constitute a minority of the board. Please revise your proxy statement to clarify that the proxies you are soliciting cannot be voted for a number of persons greater than the number of nominees named in your proxy statement absent a consent arrangement with the registrant's candidates. In addition, please disclose all potential

material consequences of using shareholder proxies to vote for less than all the positions open for election, including whether the remaining seats are likely to be vacant or filled by the company's nominees. See SEC Release No. 34-31326 (October 16, 1992), section II.I. and footnote 76.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions